SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report   June 29, 2000

Date of Earliest Event Reported June 1, 2000

MPEG Super Site, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Colorado   84-0503585
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   001-15337

22865 Lake Forest, Suite 19
Lake Forest, California 92630
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code) (949) 768-7490

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.
      None

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.
      None

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
      None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
None

ITEM 5.   OTHER EVENTS.

On June 1, 2000, MPEG Super Site, Inc. accepted resignations from the following officers and directors:

Joseph Muto, President and Director; and

Kuni Misawa, Chairman and Director.

On June 1, 2000, MPEG Super Site, Inc., Via Board Action, appointed Bruce Tomiyama Interim President and Chairman.

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
None. (See Item 5)

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.
None.

ITEM 8.   CHANGE IN FISCAL YEAR.
None.

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

MPEG Super Site Inc.

/s/ Bruce Tomiyama

_____

By: Bruce Tomiyama
Interim President and Director

Dated: June 29, 2000